[redacted]

08028396

AB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2007
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2008

Washington, DC 111

SEC FILE NUMBER
[redacted] 8-47499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aviva Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9200 Keystone Crossing, Suite 8

(No. and Street)

Indianapolis	IN	46240-4603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Wagoner, CFO 515-283-3430

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

PROCESSED

MAR 19 2008

THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0802-0917277

KO 3/19

Oath or Affirmation

I, Kevin Wagoner, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Aviva Securities, LLC as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin Wagoner
CFO

Notary Public

TRACY LINN
Commission Number 732246
My Commission Expires
January 5, 2011

This report contains:

(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(x) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(x) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

Aviva Securities, LLC

Financial Statements and Supplemental Information

Years Ended December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statements of Financial Condition 2
Statements of Operations 3
Statements of Changes in Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Supplemental Schedules:
Computation of Net Capital – Part IIA 10
Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA 12
Statement Pursuant to Rule 17a-5(d)(4) 13
Supplementary Report of Independent Registered Public Accounting
Firm on Internal Control Required by Rule 17a-5 14

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Aviva Securities, LLC

We have audited the accompanying statements of financial condition of Aviva Securities, LLC (an indirect wholly owned subsidiary of AmerUs Group Co.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Securities, LLC at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 26, 2008

Aviva Securities, LLC

Statements of Financial Condition

	December 31 2007	December 31 2006
Assets		
Cash and cash equivalents	**$ 646,513**	$ 1,572,922
Fixed maturity securities, at market (cost: 2007 - $8,183,717; 2006 - $6,935,706)	**8,001,435**	6,891,863
Amounts due from affiliate	**1,859**	9,718
Deferred tax asset	**61,708**	15,345
Other assets	**67,656**	66,732
Total assets	**$ 8,779,171**	$ 8,556,580
Liabilities and stockholder's equity		
Liabilities:		
Federal and state income taxes payable	**$ 957,372**	$ 874,365
Stockholder's equity:		
Common stock, no par value:		
Authorized, issued, and outstanding – 100 shares	**5,000**	5,000
Additional paid-in capital	**11,205,492**	11,205,492
Accumulated deficit	**(3,388,693)**	(3,528,277)
Total stockholder's equity	**7,821,799**	7,682,215
Total liabilities and stockholder's equity	**$ 8,779,171**	$ 8,556,580

See accompanying notes.

Aviva Securities, LLC

Statements of Operations

	Year Ended December 31	
	2007	**2006**
Revenues		
Broker dealer concession revenue	**$ 487,306**	$ 576,643
Realized and unrealized (losses)/gains on investments	**(138,439)**	405,354
Commission revenue	**41,709**	51,630
Interest income	**455,441**	16,857
	846,017	1,050,484
Expenses		
Broker dealer concession expense	**487,306**	576,643
Other general and administrative	**55,898**	49,973
FINRA refund	**(35,000)**	–
	508,204	626,616
Income before income tax expense	**337,813**	423,868
Federal and state income tax expense	**(198,229)**	(5,997)
Net income	**$ 139,584**	$ 417,871

See accompanying notes.

Aviva Securities, LLC

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2006	$ 5,000	$ 4,025,000	$ (3,496,148)	$ 533,852
Net income	–	–	417,871	417,871
Dividend to parent	–	–	(450,000)	(450,000)
Contributed capital from parent	–	7,180,492	–	7,180,492
Balance at December 31, 2006	$ 5,000	$ 11,205,492	$ (3,528,277)	$ 7,682,215
Net income	–	–	**139,584**	**139,584**
Balance at December 31, 2007	**$ 5,000**	**$ 11,205,492**	**$ (3,388,693)**	**$ 7,821,799**

See accompanying notes.

0802-0917277

Aviva Securities, LLC

Statements of Cash Flows

	Year Ended December 31	
	2007	**2006**
Operating activities		
Net income	**$ 139,584**	$ 417,871
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
Realized and unrealized loss/(gain) on investments	**138,439**	(405,354)
Provision for deferred income taxes	**(46,363)**	(15,345)
Change in:		
Federal and state income taxes payable	**83,007**	20,556
Amounts due from affiliate	**7,859**	(7,702)
Other assets	**(924)**	(49,315)
Net cash provided by (used in) operating activities	**321,602**	(39,289)
Investment activities		
Proceeds from sale of investments	**–**	8,465,449
Purchase of fixed maturities securities	**(1,248,011)**	(6,935,708)
Net cash (used in) provided by investment activities	**(1,248,011)**	1,529,741
Financing activities		
Dividends paid	**–**	(450,000)
Net (decrease) increase in cash and cash equivalents	**(926,409)**	1,040,452
Cash and cash equivalents at beginning of year	**1,572,922**	532,470
Cash and cash equivalents at end of year	**$ 646,513**	$ 1,572,922
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	**$ 242,000**	$ 1,500
Non-cash investing and financing activities:		
Capital contribution from parent:		
Investment and accrued investment income received	–	8,033,667
Deferred income tax liability on investment	–	853,175

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

Aviva Securities, LLC (the Company) is a wholly owned subsidiary of Indianapolis Life Insurance Company (ILICO), an indirect wholly owned subsidiary of AmerUs Group Co., which itself is an indirect wholly owned subsidiary of Aviva plc. The Company elected to become a limited liability company for income tax purposes in 2006 and its name was changed from Aviva Securities, Inc. to Aviva Securities, LLC. The Company serves as a principal underwriter/distributor for existing variable annuity insurance products. New variable annuity insurance product sales were discontinued in 2002.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Investments

Investments are carried at fair value based on market quotes with the change in fair value reflected in the statement of operations as a component of revenue.

Broker Dealer Concession Revenue and Expense

ILICO pays concession expenses to third-party broker dealers on behalf of the Company. For purposes of financial statement presentation, the Company records broker dealer concession revenue and offsetting broker dealer concession expense to reflect the receipt and payment of these amounts on its behalf.

1. Summary of Significant Accounting Policies (continued)

Commission Revenue

Revenue is recognized as earned.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those financials statements. As of December 31, 2007, the Company does not believe the adoption of SFAS 157 will impact the financial statement amounts, however, additional disclosures will be required about the inputs used to develop the measurements.

2. Investments

The Company's fixed maturity securities at December 31, 2007 and 2006, consisted of corporate bonds with amortized cost of $8,183,717 and $6,935,706; gross unrealized losses of $182,282 and $43,843; and fair value of $8,001,435 and $6,891,863, respectively. The amortized cost and fair value of the securities at December 31, 2007 and 2006, are summarized by stated maturity as follows:

	2007		2006	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in 0-5 years:	$ –	$ –	$ –	$ –
Due in 5-10 years:	4,251,173	4,186,225	3,002,840	2,973,700
Due in 10+ years:	3,932,544	3,815,210	3,932,866	3,918,163
	$ 8,183,717	$8,001,435	$ 6,935,706	$ 6,891,863

3. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $6,991,897, which was $6,928,072 in excess of its required net capital of $63,825. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was .14 to 1. The net capital rules may effectively restrict the payment of dividends.

4. Related-Party Matters

For the years ended December 31, 2007 and 2006, the Company was not charged for the use of facilities, services, and personnel of its affiliates in the course of serving as a broker dealer. Accordingly, the results of operations are not reflective of the results that would have been generated if the Company were operating on a stand-alone basis.

5. Federal and State Income Taxes

On April 21, 2006, the Company filed articles of entity conversion in the state of Indiana, converting from a corporation to a limited liability company. On November 13, 2006, the Company elected to be taxed as a disregarded separate taxable entity. Consequently, liability for income tax expense on transactions after November 12, 2006 is the responsibility of the Company's owner. A provision for income taxes imposed on the Company's owner related to transactions after November 12, 2006 has been recognized in the financial statements.

At December 31, 2007 and 2006, the Company had a payable of $957,372 and $874,365, respectively for state and federal income taxes. Upon settlement of such liabilities by the Company's owner, a contribution to capital is expected to be recognized.

In 2006, the Company's effective tax rate was lower than the statutory tax rate of 35% primarily because the federal income tax expense recorded was offset by a benefit related to previously unrecognized net operating losses. In 2007, the Company's effective tax rate was higher than the statutory tax rate of 35% due to the imposition of state income taxes.

5. State and Federal Income Taxes (continued)

The components of the Company's total income tax expense for 2007 and 2006 are as follows:

	Year Ended December 31, 2007			Year Ended December 31, 2006		
	Current	**Deferred**	**Total**	**Current**	**Deferred**	**Total**
State	**$ 72,720**	**$ (10,000)**	**$ 62,720**	$ –	$ –	$ –
Federal	**171,872**	**(36,363)**	**135,509**	21,342	(15,345)	5,997
Total	**$ 244,592**	**$ (46,363)**	**$ 198,229**	$ 21,342	$ (15,345)	$ 5,997

Deferred taxes are the result of unrealized losses on fixed maturity securities.

As of December 31, 2007, the Company had no net operating loss carryforwards.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes.* FIN 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. In accordance with FASB Staff Position (FSP) FIN 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises*, as a non-public entity, the Company will adopt FIN 48 beginning in 2008 and does not expect to record any additional tax liabilities for tax positions taken by the Company.

Supplemental Information

Aviva Securities, LLC

Computation of Net Capital – Part IIA

December 31, 2007

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$ 7,821,798
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		7,821,798
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other deductions or allowable credits		–
5. Total capital and allowable subordinated liabilities		7,821,798
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition		
1. Accounts receivable	$ 1,859	
2. Deferred tax asset	61,708	63,567
7. Other additions and/or allowable credits: Deferred tax on unrealized appreciation of investments		–
8. Net capital before haircuts on securities positions		7,758,231
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	–	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit, and commercial paper	–	
2. U. S. and Canadian government obligations	–	
3. State and municipal government obligations	–	
4. Corporate obligations	–	
5. Stocks and warrants	–	
6 Options	–	
7. Arbitrage	–	
8. Other securities	633,050	
D. Undue Concentration	133,284	
E. Other		
10. Net Capital		$ 6,991,897

Aviva Securities, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 63,825
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		63,825
14. Excess net capital (line 10 less 13)		6,928,072
15. Excess net capital at 1000% (line 10 less 10% of line 19)		6,896,160

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		957,372
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	–
C. Other unrecorded amounts	–	–
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-19(c)(1)(vii))		–
19. Total aggregate indebtedness		$ 957,372
20. Percentage of indebtedness to net capital (line 19 ÷ by line 10)		14%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-%

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

Aviva Securities, LLC

Statements Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2007

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(A) – "Special Account for the Exclusive Benefit of customers" maintained	______
C. (k)(2)(B) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm________________.	______
D. (k)(3) – Exempted by order of the Commission	______

Aviva Securities, LLC

Statements Pursuant to Rule 17a-5(d)(4)

December 31, 2007

There are no differences between the computation of net capital under Rule 15c3-1 included in the audited report and the computation included in the Company's corresponding unaudited, amended Form X-17A-5 Part IIA filing as of December 31, 2007.

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors and Stockholder
Aviva Securities, LLC

In planning and performing our audit of the financial statements of Aviva Securities, LLC (the Company), as of and for the year ended December 31, 2007, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2008

END